SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Odebrecht Química
S.A. Financial Statements at
December 31, 2004 and 2003
and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Shareholders
Odebrecht Química S.A.

1 We have audited the accompanying balance sheets of Odebrecht Química S.A. as of December 31, 2004 and 2003, and the related statements of income, of changes in shareholders’equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion the financial statements audited by us present fairly, in all material respects, the financial position of Odebrecht Química S.A. at December 31, 2004 and 2003, and the results of operations, the changes in shareholders’ equity and the changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4 The Company belongs to a group of companies comprising the Braskem Group and carries out financial and commercial transactions, in significant amounts, with its subsidiaries and other Group companies, under the conditions described in Note 4 to the financial statements.

5 As described in Note 1(b) to the financial statements, Odebrecht Química S.A. and in particular its Parent Company Braskem S.A., are involved in a broad business and corporate restructuring process, as part of the overall restructuring of the Brazilian petrochemical industry, intended to give the industry a more adequate capital structure, greater profitability, competitiveness and economies of scale. New stages of this corporate restructuring process are currently in progress. The Company may be economically and/or corporately affected because of such process. The completion of this petrochemical restructuring will determine the continuity of the Company’s operations.

Salvador, February 10, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" BA

Marco Aurélio de Castro e Melo
Contador CRC 1SP153070/O-3 "S" BA

Odebrecht Química S.A.
(A free translation of the original in Portuguese)
Balance Sheets at December 31
In thousands of reais

Assets	2004	2003	Liabilities and shareholders’ equity	2004	2003

Current assets			Current liabilities
Cash and cash equivalents	2	4	Taxes payable	4,731	42
Taxes recoverable	13,274	12,708	Loans and financing	196,992
Interest on capital receivable	7,911	1,851	Interest on capital payable	219
Related parties	1,095,808	693,641	Other		218

	1,116,995	708,204		201,942	260

Long-term receivables
Related parties	342,289	415,455	Long-term liabilities
Advance for future capital increase		868	Related parties	12	3,376

			Taxes payable	17,502	15,926

	342,289	416,323		17,514	19,302

Permanente
Investments			Shareholders’ equity
Subsidiaries		1,229,080	Capital	1,276,547	2,340,326
Associated companies	95,420	3	Revenue reserves	64,202	2,399
Deferred charges	5,501	7,390	Accumulated deficit		(1,287)

	100,921	1,236,473		1,340,749	2,341,438

Total assets	1,560,205	2,361,000	Total liabilities and shareholders’ equity	1,560,205	2,361,000

The accompanying notes are an integral part of these financial statements.

Odebrecht Química S.A.
(A free translation of the original in Portuguese)
Statements of Income Years Ended December 31
In thousands of reais, except net income (loss) per thousand shares

	2004	2003

Operating expenses (income)
General and administrative	7	576
Investment in subsidiaries and associated companies
Equity in the results	(38,964)	(136,345)
Amortization of goodwill (negative goodwill), net	(9,474)	88,198
Amortization	1,889	1,575
Financial expenses	1,314	57,874
Financial income	(23,461)	(9,447)
Other operating expenses (income), net	169	(58)

Operating profit (loss)	68,520	(2,373)

Non-operating expenses (income), net	(880)	154

Income (loss) before income tax	67,640	(2,219)
Income tax	(4,550)

Net income (loss) for the year	63,090	(2,219)

Net income (loss) per thousand shares outstanding
at the end of the year - R$	4.84	(0.09)

The accompanying notes are an integral part of these financial statements.

Odebrecht Química S.A.
(A free translation of the original in Portuguese)
Statements of Changes in Shareholders’ Equity
In thousands of reais

		Capital reserves		Revenue reserves

	Capital	Premium on shares and other issues	Legal reserve	Retained earnings	Retained Earnings (loss) (accumulated deficit)	Total

At December 31, 2002	20,967	1,972,455	4,173		1,620	1,999,215
Capital increase (Note 9(a))	1,194,099					1,194,099
Offset of the goodwill reserve (Note 9(a))	1,134,171	(1,134,171)
Partial spin-off (Note 9(a))	(8,911)	(838,284)	(1,774)		(688)	(849,657)
Loss for the year, net					(2,219)	(2,219)

At December 31, 2003	2,340,326		2,399		(1,287)	2,341,438
Capital increase (Note 9(a))	18,869					18,869
Partial spin-off (Note 9(a))	(1,082,648)					(1,082,648)
Net income for the year					63,090	63,090
Appropriations:
Legal reserve			3,155		(3,155)
Retained earnings				58,648	(58,648)

At December 31, 2004	1,276,547		5,554	58,648		1,340,749

The accompanying notes are an integral part of these financial statements.

Odebrecht Química S.A.
Statements of Changes in Financial Position Years Ended December 31	(A free translation of the original in Portuguese)
In thousands of reais

	2004	2003

Financial resources were provided by

Operations
Net income (loss) for the year	63,090	(2,219)
Investment in subsidiaries and associated companies
Equity in the results	(38,964)	(136,345)
Amortization of goodwill (negative goodwill), net	(9,474)	88,198
Amortization	1,889	1,575
Long-term interest and monetary variations, net		48,802
Residual value of permanent asset disposals	14	29

	16,555	40

Third parties
Decrease in/transfer of long-term receivables to current assets	436,708	707,142
Financing included in long-term liabilities	5
Dividends and interest on capital	16,234

	452,947	707,142

Total funds provided	469,502	707,182

Odebrecht Química S.A.
Statements of Changes in Financial Position Years Ended December 31
In thousands of reais	(continued)

	2004	2003

Financial resources were used for

Decrease in long-term liabilities	3,364
Increase in long-term receivables	10,533

Permanent assets
Net working capital of merged companies	247,291
Investments	1,205
Deferred charges		480

Total funds used	262,393	480

Increase in working capital	207,109	706,702

Changes in working capital

Current assets
At the end of the year	1,116,995	708,204
At the beginning of the year	708,204	1,546

	408,791	706,658

Current liabilities
At the end of the year	201,942	260
At the beginning of the year	260	304

	201,682	(44)

Increase in working capital	207,109	706,702

(A free translation of the original in Portuguese)
Odebrecht Química S.A.
Notes to the Financial Statements at December 31, 2004 and 2003 All amounts in thousands of reais unless otherwise indicated

1 Operations

(a)

Odebrecht Química S.A. ("the Company " or "Odequi") is engaged in investing in local and foreign companies either as a partner or shareholder, in particular in companies that operate in the chemical, petrochemical, and related industries, as well as to provide services and conduct studies, projects, and other activities to implement, operate, and manage industrial facilities in any part of the country or abroad, in the industries mentioned previously.

(b)

Since the start of the reorganization of the Brazilian petrochemical industry in December 1998, the Company was affected mainly by the incorporation of Braskem S.A. (“Braskem”) on August 16, 2002, with the merger of the petrochemical and chemical assets belonging to the Odebrecht and Mariani Groups, the main events occurring in 2003 and 2004 can be summarized as follows:

  partial spin-off of the Company in March 2003, of a portion corresponding to its interest in OPP Química S.A. (“OPP Química”) and subsequent merger of the spun-off portion into parent company Braskem.

  Also in March 2003, Braskem subscribed a capital increase in the capital of capital the Company in the amount of R$ 1,194,098 with the contribution of its shares in Trikem S.A. (“Trikem”) and OPE Investimentos S.A. (“OPE Investimentos”), amounting to R$ 1,042,145 and R$ 151,954, respectively. The capital increase was based on the February 28, 2003 financial statements.

  In July 2003 the Company exchanged 302,648,996 preferred shares of Trikem, in the amount of R$ 13,166, for 27,268,260 shares of Companhia Alagoas Industrial - CINAL (“CINAL”), with the BNDESPAR, 9,553,982 of which are common shares, 12,937,290 Class A preferred shares e 4,776,988 Class C preferred shares. After this exchange, the Company sold to Trikem the acquired CINAL shares.

  In January 2004, the partial spin-off of the Company with assignment of the spun-off portion to Braskem. Because of this partial spin-off, 11,066,514 common shares of the Company held by Braskem were cancelled.

  The Extraordinary General Meeting of Braskem held on January 12, 2004, approved the merger of the partial spun-off portion of the Company’s net book equity. The spun-off assets corresponded to 13,841,438,730 common shares and 11,123,910,124 preferred shares issued by Trikem, corresponding to 64.43% and 41.02% of its voting and total capital, respectively. The amount of the spun-off portion of the Company was R$ 1,082,648, pursuant to certification report issued by independent accounts based on the Company’s balance sheet at October 31, 2003.

  The Extraordinary General Meeting, held on April 30, 2004, approved the merger of subsidiaries TRK Brasil Trust S.A. (“TRK”) and Odebrecht Mineração e Metalurgia Ltda. (“OMML”), with the assignment of their net equity, measured by independent experts on March 31, 2004, in the book amounts of R$ 1,199 and R$ 6, respectively.

  The Extraordinary General Meeting, held on November 1, 2004, approved the merger of subsidiary OPE Investimentos, with a capital increase of the Company in the amount of R$ 18,869 (Note 9(a)).

  On December 14, 2004, Braskem acquired from its subsidiary Odequi Overseas Inc. (“Overseas”), 514,322 preferred shares corresponding to 3.94% of total capital of the Company. With this acquisition, Braskem now holds 100% of total capital of the Company.

The Company may be economically and/or corporately affected by the completion of the corporate restructuring process.

2 Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM).

The comparison between the financial statements as of and for the year ended December 31, 2004 of the Company must take into account the corporate restructuring mentioned in Note 1(b).

3 Main Accounting Practices

(a)	Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, as well as provisions for contingencies, income tax and other similar amounts.

(b)	Determination of results of operations

Results of operations are determined on the accrual basis of accounting.

(c)	Current assets and long-term receivables

Assets are shown at realizable values, including, where applicable, accrued income and monetary variations.

(d)	Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 considering the following:

  Interest in Copesul – Companhia Petroquímica do Sul (“Copesul”) are accounted for on the equity method, plus unamortized goodwill.

  Amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

(e)	Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments.

4 Related Parties

	Assets		Liabilities	Transactions

	Current	Long-term	Long-term	Financial	Financial
	Assets	receivables	liabilities	income	expenses

Braskem	1,095,808	342,289
Investimentos Petroquímicos Ltda.			12

At December 31, 2004	1,095,808	342,289	12

At December 31, 2003	693,641	415,455	3,376	7,916	55,207

The balance receivable from Braskem, in the amount of R$ 1,095,808 (2003 – R$ 1,109,096, R$ 693,641 in current assets and R$ 415,455 in long-term receivables), will be settled according to the schedule defined agreed by the parties, maturing up to June 2005.

The amount stated in long-term receivables, R$ 342,289, refers to the non-interest-bearing current account between the Company and Braskem.

The current accounts are used to centralize available cash in a central pool for settlement of their obligations and are handled by parent company Braskem and its direct and indirect subsidiaries.

5 Investments

(a)	Information on investments

	Quantity of shares or quotas owned (thousands)		Interest in capital (%)		Adjusted net income for the year		Adjusted shareholders’ equity

	2004	2003	2004	2003	2004	2003	2004	2003

Subsidiaries
OPE Investimentos (i)		50,169		89.41		13,374		138,537
Trikem (ii)		24,965,349		41.02		342,800		664,597

Trikem subsidiaries
CPC Cayman Ltd.		900		100.00		7,762		225,407
TRK (iii)		2		100.00		(1,527)		(9,027)
OMML (iii)		147		100.00		(1,502)		(8,935)
Companhia Alagoas
Industrial – CINAL		107,638		63.03		4,479		87,295

Associated companies
Copesul	870,325		5.79		558,417		1,154,811

(i) Merged in November 2004 (Note 1(b)).
(ii) Investment spun-off by the by Company and subsequently merged into Braskem (Note 1(b)).
(iii) Merged in April 2004 (Note 1(b)).

(b) Investment activity in subsidiaries

					2004	2003

		OPE
	Trikem	Investimentos	TRK (*)	OMML (*)	Total	Total

As of January 1	1,072,573	156,507			1,229,080	849,657
Additions (Note 1(b))			1,199	6	1,205	263,085
Reduction through spin-off/merger (Note 1(b))	(1,082,648)	(188,599)	(1,203)	2	(1,272,448)	(849,657)
Exchange of shares						(13,166)
Equity in the results	(3,511)	35,528	4	(8)	32,013	136,345
Recognition of goodwill						931,014
Amortization of (goodwill)/negative goodwill	13,586	(3,436)			10,150	(88,198)

As of December 31						1,229,080

(*)	Equity changes from merger date, March 31, 2004, and the date of the Extraordinary General Meeting, April 30, 2004, were recorded as equity in results of subsidiaries.

(c) Investment activity in associated companies

			2004	2003

		Fenol
		Rio Química
	Copesul	Ltda.	Total	Total

As of January 1		3	3	3
Reduction through disposal		(14)	(14)
Additions through merger	105,390		105,390
Equity in results	6,951		6,951
Amortization of (goodwill)/negative goodwill	(687)	11	(676)
Dividends and interest on capital	(16,234)		(16,234)

As of December 31	95,420		95,420	3

Goodwill on investment	28,513		28,513

(d) Information on investees

Copesul

COPESUL is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals. Goodwill on this investment, based on future profitability, will be amortized up to November de 2011.

OPE Investimentos

OPE Investimentos used to engage in the exploitation in Brazil and abroad of the production and sales business of petrochemical products, including polyethylene and raw materials for the productions of polyethylene; provision of technical assistance and management services related to the mentioned businesses; representing local and foreign companies; operations directly or indirectly linked or related with this company’s objects, including import and export, and holdings in the capital of other companies, either as a partner or shareholder.

In March 2003, Braskem increased the capital of Odequi in the amount of R$ 151,954, with a contribution of OPE Investimentos shares. This capital increase was based on the financial statements at February 28, 2003 and was based on future profitability of the Copesul investment, in the amount of R$ 36,071.

In November 2004, the merger of the company was approved (Note 1(b)). As a result of this merger, the mentioned goodwill as transferred to the Copesul investment.

Trikem

Trikem used to engage engaged in research, extraction and manufacture of chemical mineral products and plastics in general; production of caustic soda, chlorine and ethylene dichloride; sales of the company's own products and third-party products, as well as the importation and exportation of chemical products and participation in other companies. Trikem's activities are conducted at industrial plants located in Camaçari, Bahia; São Paulo, São Paulo; and Maceió and Marechal Deodoro, Alagoas.

In March 2003, Braskem subscribed a capital increase in the capital of Odequi in the amount of R$ 1,042,145, with the contribution of its shares in Trikem. This capital increase was based on the February 28, 2003 financial statements and includes the goodwill of R$ 894,943, R$ 340,884 of which is based of fixed assets appreciation, where the amortization is tied to the realization of the assets by depreciation, and R$ 554,059 is based on future profitability, with amortization over 10 years.

In January 2004, it was approved the partial spin-off of the Company with assignment of the spun-off portion to Braskem. The spun-off portion consists of the entire interest in Trikem, corresponding to 64.43% of voting capital and 41.02% of total capital (Note 1(b)).

6 Loans and Financing

The balance of R$ 196,992 in current liabilities, obtained from merged company OPE Investimentos, refers to raw material import financing, the settlement of which is scheduled for August 2005. In addition to US dollar fluctuation, this financing bears interest of 0.52% to 2.98% above LIBOR.

The Company issued promissory notes secured by parent company Braskem as guarantee of this financing.

7 Taxes Payable - Long-term Liabilities

The Company has brought legal actions challenging certain alterations in the tax law. The amounts related to these claims are being, in accordance with the law that gave rise to them, conservatively recorded in liabilities, shown as follows:

		2004	2003

PIS and COFINS - Law 9.718/98	(i)	6,914	5,963
IRPJ	(ii)	9,880	9,880
Other		708	83

		17,502	15,926

(i)

Refers to lawsuit filed by the Company against the Federal Government claiming the unconstitutionality of the changes introduced to calculate the Contribution to the Social Integration Program (“PIS”) and Social Contribution on Revenue (“COFINS”) by Law 9.718/98, starting February 1999. The Company discontinued the payment of these taxes supported by an injunction granted and subsequently confirmed by court sentence.

These amounts are being restated based on Brazil’s base rate (“SELIC”).

(ii)

Refers to a tax assessment notice raised against the Company for alleged incorrect offset in 1995 of tax loss carryforwards over the statutory 30% limit of taxable income for the period. The Company filed an objection against this assessment. The Company’s appeal filed with tax administration is still pending judgment.

8 Income Tax and Social Contribution on Net Income

In accordance with the requirements of CVM Deliberation 273/98, the Company decided not to recognize deferred income tax and social contribution on the balances of tax losses and temporary differences at December 31, 2004 and 2003. These tax loss carryforwards are not subject to statute of limitations and can be offset against future taxable incomes, as shown below:

	2004	2003

Income tax
Tax loss carryforwards (1990 - 2004)	56,495	115,754
Temporary differences (temporarily nondeductible expenses)	15,164	11,039

	71,659	126,793

Social contribution
Tax loss carryforwards (1990 - 2004)	66,464	134,292
Temporary differences (temporarily nondeductible expenses)	10,622	6,581

	77,086	140,873

9 Shareholders’ Equity

(a) Capital

At December 31, 2004, subscribed and paid-up capital is R$ 1,276,547 represented by 13,042,276 shares, comprising 12,527,954 common shares and 514,322 preferred shares.

The Extraordinary General Meeting held on March 31, 2003, approved the partial spin-off of the Company with assignment of the spun-off portion to parent company Braskem. It also approved the decrease in the capital of the Company in the amount of R$ 8,911 to R$ 12,056 from R$ 20,967, with the cancellation of 8,672,609 common shares held by Braskem, and paid-up capital decreased to 11,733,749 shares from 20,406,358 shares, comprising 11,406,086 common shares and 327,663 preferred shares, all without par value. Because of this spin-off, the Company’s net equity decrease by R$ 849,657, comprised of R$ 1,774 in revenues reserves, R$ 688 in retained earning, R$ 838,284 in the capital reserve and R$ 8,911 in capital.

On the same date the following increases in capital were approved: (i) R$ 1,194,099, through the contribution of the holdings in Trikem and the holdings in OPE Investimentos evaluated pursuant to Certification Report, increasing capital to R$ 1,206,155 from R$ 12,056, the issue of 12,188,382 common shares, all registered without par value, increasing capital to 23,922,131 shares from 11,733,749 shares, comprising 23,594,468 common shares and 327,663 preferred shares, and: (ii) capital increase without the issue of new shares, in the amount of R$ 1,134,171 through the capitalization of goodwill reserve in the same amount, increasing capital to R$ 2,340,326 from R$ 1,206,155.

The Extraordinary General Meeting held on January 2004, approved the partial spin-off of the Company’ net equity with assignment to Braskem. The spun-off portion consists of the entire interest in Trikem, corresponding to 64.43% of voting capital and 41.02% of total capital. As a result of this spin-off, the capital of the Company was decreased by R$ 1,082,648 to R$ 1,257,678 from R$ 2,340,326 with cancellation of 11,066,514 common shares of the Company held by Braskem.

In November 2004, as a result of the merger of OPE Investimentos (Note 1(b)), the capital of the Company increased by R$ 18,869 to R$ 1,276,547, through the issue of 186,659 preferred shares.

(b) Share rights

Common - each common share is entitled to one vote in decisions of the General Meeting.

Preferred - do not carry voting rights, but are ensured the following rights:

(i)	priority to capital reimbursement, without premium, in the event of liquidation of the Company;

(ii)

equal rights with the common shares to receive stock dividends arising from the capitalization of other reserves; and (iii) receiving fixed and cumulative dividends within three years starting from the issue date by the Company.

Because of the corporate restructuring events, (Note 1(a)), Company management is proposing the non-distribution of dividends on the results of operations for 2004. As prescribed by Article 192 of Corporate Law, this decision will be submitted to the approval of the Annual General Meeting to be held on April 30, 2005.

10 Financial Instruments

The Company is involved in transaction with financial instruments used to manage the cash availability for its operations, as well as to provide for the need of possible cash requirements. The management of the risks deriving from such transactions is made using financial market mechanisms that minimize the exposure of Company assets and liabilities, thus protecting the Company’s equity. At December 31, 2004, the book value of financial instruments relating to Company assets and liabilities approximates its market value. It is not Company policy to use financial derivatives.

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer